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August 23, 2024

VIA EDGAR

Re: New York Community Bancorp, Inc. Form S-1 filed June 21, 2024 (the “Registration Statement”) File No. 333-280398

Mr. Todd Schiffman

Mr. Christian Windsor

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Mr. Schiffman and Mr. Windsor:

On behalf of New York Community Bancorp, Inc. (the “Registrant”), we hereby transmit via EDGAR for filing with the Securities and Exchange Commission Amendment No. 1 (“Amendment No. 1”) to the above-referenced Registration Statement. The Registration Statement has been revised in response to the staff’s (the “Staff”) comments and to reflect certain other changes.

In addition, we are providing the following responses to your comment letter, dated July 18, 2024, regarding the Registration Statement. The responses and information described below are based upon information provided to us by the Registrant.

To assist your review, we have retyped the text of the Staff’s comments in italics below. Please note that all references to page numbers in our responses refer to the page numbers of Amendment No. 1.

Form S-1 filed June 21, 2024

Plan of Distribution, page 31

1.

We note your disclosure that your selling securityholders may sell their securities in one or more underwritten offerings on a firm commitment or best efforts basis. Please confirm your understanding that the retention by a selling stockholder of an underwriter would constitute a material change to your plan of distribution requiring a post-effective amendment. Refer to your undertaking provided pursuant to Item 512(a)(1)(iii) of Regulation S-K.

The Registrant acknowledges the Staff’s comment and has revised the plan of distribution in Amendment No. 1 to include the names of the underwriters that may be retained by selling stockholders as managing underwriters in connection with any given underwritten offering. See page 33 of Amendment No. 1. The Registrant will specify in the prospectus supplement for any given underwritten offering which of such financial institutions will serve as managing underwriter(s) for such offerings and, in reliance on Rule 430A, would also include in such prospectus supplement the names of non-managing underwriting syndicate members. To the extent the selling stockholders retain a managing underwriter other than those listed in the Registration Statement when it is initially declared effective, the Registrant confirms that it will file a post-effective amendment in order to include such disclosure in the Registration Statement.

Securities and Exchange Commission	2	August 23, 2024

General

2.

Reference is made to the staff comment letter relating to the company’s Form 10-K for fiscal year ended 12/31/2023 and other subsequent filings, which we issued on July 17, 2024. As the 10-K is incorporated into this S-1, those comments should be resolved before requesting acceleration to this registration statement.

The Registrant acknowledges the Staff’s comment and confirms that it will wait until the Staff’s comments on the Registrant’s Form 10-K for fiscal year ended 12/31/2023 have been resolved prior to requesting acceleration of the effectiveness of the Registration Statement.

*  *  *  *  *

Please do not hesitate to call Edgar J. Lewandowski at 212-455-7614 with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ Edgar J. Lewandowski

Edgar J. Lewandowski
cc:	New York Community Bancorp, Inc.

Craig Gifford

Bryan L. Marx

Bao Nguyen